UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15/A – Amendment 1

WITHDRAWAL OF FORM 15

Commission File Number:   000-1427644

American Mineral Group, Inc.

(Exact name of registrant as specified in its charter)

111 Airport Rd., Warwick, RI  02889   Phone: 401-648-0805

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.001

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	Rule 12h-3(b)(1)(ii)

Rule 12g-4(a)(1)(ii)	Rule 12h-3(b)(2)(i)

Rule 12g-4(a)(2)(i)	Rule 12h-3(b)(2)(ii)

Rule 12g-4(a)(2)(ii)	Rule 15d-6

Rule 12h-3(b)(1)(i)

Approximate number of holders of record as of the certification or notice date: _______________371________________

EXPLANATORY NOTE:

On March 28, 2013, we filed a Form 15-12G in order to terminate our reporting obligations pursuant to Section 13 of the Securities Exchange Act of 1934.  Subsequently, we determined that the original filing was inadvertently filed with none of the required information.  We also determined it to be in the best long-term interest of shareholders to resume full reporting to the SEC.

Therefore, we hereby withdraw the Form 15-12G filed on March 28, 2013.

Pursuant to the requirements of the Securities Exchange Act of 1934 American Mineral Group, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	April 30, 2013	By:	/s/ Erwin Vahlsing, Jr.
Erwin Vahlsing, Jr.
CFO